Filed pursuant to Rule 253(g)(2)

File No. 024-11016

SUPPLEMENT NO. 2

TO

OFFERING CIRCULAR DATED JUNE 22, 2020

This Supplement No. 2 to the Offering Circular supplements the Offering Circular of CaliberCos Inc. (the “Company,” “we,”, “us,” or “our”) dated June 22, 2020, which forms a part of the offering statement on Form 1-A originally qualified on February 28, 2020, as amended by Post-Qualification Amendment No. 2 qualified on June 22, 2020, and supplemented by Supplement No. 1 dated September 21, 2020, as the same may be amended or supplemented from time to time (collectively, the “Offering Circular”). This Supplement No. 2 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein) and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

This Supplement No. 2 is being filed to announce the Company’s intention to terminate the offering described in the Offering Circular on February 26, 2021, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Series B Preferred Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after February 26, 2021 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.

The date of this Supplement No. 2 to Offering Circular is January 21, 2021.